Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Penn West Energy Trust (“Penn West”)
Suite 2200, 425 - 1st Street S.W.
Calgary, Alberta T2P 3L8

2.                                      Date of Material Change:

June 30, 2006

3.                                      News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on June 30, 2006 and would have been received by the securities commissions where Penn West is a “reporting issuer” and the stock exchanges on which the securities of Penn West are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

On June 30, 2006, Penn West and Petrofund Energy Trust (“Petrofund”) announced that all Court and regulatory approvals required to effect the merger of the trusts had been received. As the unitholders of both trusts also approved the merger at their respective unitholder meetings on June 28, 2006, all conditions precedent to the merger were satisfied and the merger was completed effective June 30, 2006.

5.                                      Full Description of Material Change:

On June 30, 2006, Penn West and Petrofund announced that all Court and regulatory approvals required to effect the merger of the trusts had been received. As the unitholders of both trusts also approved the merger at their respective unitholder meetings on June 28, 2006, all conditions precedent to the merger were satisfied and the merger was completed effective June 30, 2006.

Under the arrangement, Petrofund unitholders will receive 0.6 of a Penn West unit for each Petrofund unit exchanged. Petrofund unitholders will also receive a separate special distribution of $1.10 that includes an adjustment of $0.10 per unit required to align the distribution payment dates of the trusts.

The portions of the plan of arrangement related to the creation of a new junior oil and natural gas exploration and production company (“ExploreCo”) were not completed. There was no distribution of ExploreCo shares to unitholders and no conveyances of producing oil and natural gas assets and undeveloped lands to ExploreCo. The assets and lands previously earmarked for ExploreCo remain in the merged trust.

The merger of Penn West and Petrofund has created the largest energy trust in North America with an enterprise value of approximately $11 billion including debt of under one times annualized forecast cash flow. The new Penn West has a diversified portfolio of conventional oil and natural gas assets plus significant resource-play potential in the Peace River Oilsands of Northern Alberta, CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and Weyburn light oil pools and coalbed methane producing assets. Penn West trust units will continue to trade on the Toronto Stock Exchange (TSX) under the symbol PWT.UN and on the New York Stock Exchange (NYSE) under the symbol PWE. The Petrofund units were de-listed from the TSX at the close of business on July 4, 2006 and were suspended from trading on the American Stock Exchange (AMEX) at the open of business on July 3, 2006 (and will be de-listed in due course).

Forward Looking Statements

Statements in this material change report regarding the diversity of conventional assets, the potential of resource plays and the level of debt and cash flow of the merged trust constitute forward-looking statements under applicable securities law and necessarily involve risks and assumptions, including but not limited to risks and assumptions associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of the merger; ability to access sufficient capital from internal and external sources and failure to obtain required regulatory or other approvals. As a consequence, actual results may differ materially from those anticipated or implied in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West’s and/or Petrofund’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Penn West’s website (www.pennwest.com) or Petrofund’s website (www.petrofund.ca). Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and none of Penn West, Petrofund or the merged Trust undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact William Andrew, President and Chief Executive Officer of Penn West Petroleum Ltd., the administrator of Penn West, by telephone at (403) 777-2502.

9.                                      Date of Report:

July 6, 2006